

January 30, 2015

Via E-mail
David Rector
Chief Executive Officer
Orbital Tracking Corp.
1990 N. California Boulevard, 8th Floor
Walnut Creek, California 94596

> **Re: Orbital Tracking Corp.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed January 21, 2015**
> **File No. 0-25097**

Dear Mr. Rector:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Description of Current Business, page 3

1.   Please disclose the nature of your sources for the products you currently sell through your Amazon storefront.

2.   Please tell us of any relationship preexisting the license agreement between the company and Global Telesat Group or their affiliates.

3.   We note your response to our comment 3. Please revise to clarify how you intend to develop your own satellite tracking products, especially in light of your risk factor disclosure describing product development as a long, expensive process.

Risk Factors, page 6

    <u>We may pursue strategic transactions in the future . . . , page 7</u>

4.   We note your response to our prior comment 8. Please tell us in your response why you believe that there is a <u>material</u> risk that you may engage in a transaction that would significantly change your business profile, particularly in light of the company's history of significant and frequent changes of business profile.

    You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                Sincerely,

                /s/ Celeste M. Murphy for

                Larry Spirgel
                Assistant Director